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Equity Funds

At the close of business on January 27, 2006, First Investors Global Fund, Inc., First Investors Series Fund (Blue Chip, Special Situations and Total Return Fund) and all of the series of First Investors Series Fund II, Inc. were reorganized into corresponding series of First Investors Equity Funds, a newly-established Delaware statutory trust, pursuant to an Agreement and Plan of Conversion and Termination that was approved by the Funds' board of directors on August 18, 2005 and by the Funds' shareholders on October 28 and November 22, 2005.